

November 15, 2022

James W. Peters
Chief Financial Officer
Whirlpool Corporation
2000 North M-63
Benton Harbor, MI 49022-2692

> **Re: Whirlpool Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated November 1, 2022**
> **File No. 001-03932**

Dear James W. Peters:

We have reviewed your November 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2022 letter.

Response Dated November 1, 2022

Risk Factors, page 13

1. Your response to comment one identifies a number of transition risks that are introduced by making changes to your supply chain, manufacturing processes, and product offerings. Please revise your disclosure to describe these transition risks or tell us how you determined that such disclosure is not required.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2. Your response to comment three describes two weather-related claim events, but does not fully quantify the weather-related damages to your property or operations for the periods covered by the Form 10-K. Accordingly, we reissue this portion of our comment.

Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ava Harter